GoodNatured Juice and Smoothie Bar is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Vegan OptionsHealthy OptionsQuick bite
GoodNatured Juice and Smoothie Bar

Juice Bar

Rochester, NH
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 2× for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
GoodNatured Juice and Smoothie Bar is seeking investment to open a second location in Rochester, NH.
Adding A LocationRenovating Location
OUR STORY

Locally owned and community driven. We are here to offer healthy and nutrient dense product offerings to th
be increasing your immune system health or assisting with your dietary needs, we will do our best to work w

In addition to our menu items, we will do our part in helping farmers, producers and artists in getting their br
community.
Through monthly artist highlights and stocking some of our favorite sauces, teas and other locally made pro
businesses thrive!
Previous
Next
OUR MISSION

We have a lot of goals but at the forefront is one simple mission, helping our community grow and prosper w
become a part of the community, not just be present. Through volunteer work, sustainable business practice
our team will be there to help further the betterment of our wonderful city and keep people moving in a healt

Moving into our second space in less than a year, you might be thinking, “Are you CRAZY?”. Yes, yes we are.
eateries focusing on demand for menu items that are understanding of dietary needs of so many in our comr
and everything in between, GoodNatured has options for you!

We focus on not only sourcing high quality and local ingredients but also bringing new flavors to your mouth
Juice, dubbed “The Perfect Pear” or our Citrus Salad with Olive Oil and Sage.
We offer breakfast items to keep you moving like our Hot Oatmeal and Gluten Free Toasts as well as a numb
don’t think we forgot about dessert!
In addition to our food and beverage offerings, we also allow the community to utilize our space in a number
companies and artists using our space as a pop-up or after hours shop, to baby showers and sober work ou
of the Community and we plan to extend that environment into Rochester!
This is a preview. It will become public when you start accepting investment.
Previous
Next
This is a preview. It will become public when you start accepting investment.
$17.22
Average Ticket Size
This is a preview. It will become public when you start accepting investment.
1,600 people
Social Media Followers
2021
Founded
This is a preview. It will become public when you start accepting investment.
Customer Reviews

"I love the coco coffee smoothie! I also love the variety of fresh pressed juices they have. The atmosphere is
nice! I ordered through the online option today and it was ready as soon as I walked in. Can’t say enough goo
Courtney Baker

"Excellent! The price you would expect for a quality smoothie (which this clearly is). I will be back for sure!" -

"This place makes me so happy! I went in for the first time yesterday, just to check it out, but ended up stayi
peanut butter smoothie bowl I ordered tasted like heaven and I ended up snagging a book off the community
dropped off 6 of my own in exchange). A bright, open space with fresh menu items and lovely plants and art
back!" - Becalynn Bolen

"Just had an awesome smoothie! There isn’t a fresher smoothie in town! Order yours online and skip the line
Jason Kouroyen

THE TEAM
Vincenzo Sisti
Owner

Design Work and Final Build Out $11,400

Operating Budget $5,000

Mainvest Compensation $3,600

Total $60,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$952,650	$1,047,915	$1,121,269	$1,177,332	$1,212,651
Cost of Goods Sold	$620,000	$682,000	$729,739	$766,225	$789,211
Gross Profit	$332,650	$365,915	$391,530	$411,107	$423,440

EXPENSES

Rent	$41,000	$42,000	$43,075	$44,151	$45,254
Utilities	$4,800	$4,920	$5,043	$5,169	$5,298
Labor	$170,000	$174,250	$178,606	$183,071	$187,647
Insurance	$14,000	$14,350	$14,708	$15,075	$15,451
Equipment Lease	$0	$0	$0	$0	$0
Repairs & Maintenance	$2,500	$3,000	$3,000	$3,000	$2,758
Legal & Professional Fees	$2,500	$2,562	$2,626	$2,691	$2,758
Operating Profit	$97,850	$124,833	$144,472	$157,950	$164,274

This information is provided by GoodNatured Juice and Smoothie Bar. Mainvest never predicts or projects p
audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $60,000

Maximum Raise $107,000

Amount Invested $0

Investors 0

Investment Round Ends April 1st, 2022

Summary of Terms

Legal Business Name GoodNatured Juice and Smoothie Bar LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

2×

Investment Multiple 1.5×

Business's Revenue Share 2%–3.6%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Education on what healthy is! Not just clean food but what food can do for you and your body

The growing interest in monthly subscription service throughout the country

No operating history

GoodNatured Juice and Smoothie Bar was established in January, 2021. Accordingly, there are limited financ
investors to review. When evaluating this investment opportunity, investors should consider factors outlined

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees y
a Note is not like that at all. The ability of GoodNatured Juice and Smoothie Bar to make the payments you e
your money back, depends on a number of factors, including many beyond our control.

Limited Services

GoodNatured Juice and Smoothie Bar operates with a very limited scope, offering only particular services to
vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these c
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new e
Juice and Smoothie Bar competes with many other businesses, both large and small, on the basis of quality,
experience. Changes in customer preference away from GoodNatured Juice and Smoothie Bar's core busine
successfully against the with other competitors could negatively affect GoodNatured Juice and Smoothie Ba

Reliance on Management

As a securities holder, you will not be able to participate in GoodNatured Juice and Smoothie Bar's managen
managerial decisions regarding GoodNatured Juice and Smoothie Bar. Furthermore, if the founders or other
and Smoothie Bar were to leave GoodNatured Juice and Smoothie Bar or become unable to work, GoodNatu
your investment) could suffer substantially.

Financial Forecasts Risks

investor. If GoodNatured Juice and Smoothie Bar is unable to obtain additional funding when needed, it coul
or even cease operations altogether.

Changes in Economic Conditions Could Hurt GoodNatured Juice and Smoothie Bar

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, cha
declining employment, changes in real estate values, changes in tax policy, changes in political conditions, a
other factors are unpredictable and could negatively affect GoodNatured Juice and Smoothie Bar's financial
operate. In the event GoodNatured Juice and Smoothie Bar ceases operations due to the foregoing factors,
able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither GoodN
the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds
public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly
have been audited by an independent accounting firm). Although Title III does require extensive information,
different decision if you had more information.

Lack of Ongoing Information

GoodNatured Juice and Smoothie Bar will be required to provide some information to investors for at least 1:
However, this information is far more limited than the information that would be required of a publicly-report
Juice and Smoothie Bar is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although GoodNatured Juice and Smoothie Bar will carry some insurance, GoodNatured Juice and Smoothie
insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very
against, at least at a reasonable cost. Therefore, GoodNatured Juice and Smoothie Bar could incur an uninsu
business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consu
antitrust laws, and health care laws, could negatively affect GoodNatured Juice and Smoothie Bar's financial
to operate. Specifically, any additional regulation on the industry could significantly negatively affect the bus

Conflict of Interest With Companies and Their Management

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if GoodNatured significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if GoodNatured Juice and Smoothie Bar fails to generate enough revenue, you could lose some

Payments and Return Are Unpredictable

Because your payments are based on the revenue of GoodNatured Juice and Smoothie Bar, and the revenue Smoothie Bar can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other ent

Subordination

The Notes shall be subordinated to all indebtedness of GoodNatured Juice and Smoothie Bar to banks, com equipment financing institutions, and/or other institutions regularly engaged in the business of lending mone

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example representative will be appointed according to the procedures set forth in the Note Indenture. It's possible tha or that the representative will do things you believe are wrong or misguided. If an event of default has occurr appointed, all of the representative's reasonable expenses must be paid before any further payments are ma

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue op due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Terms of Service
Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to as
Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crow
Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subject
Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to
do not make recommendations regarding the appropriateness of a particular investment opportunity for any
investment advisers. Investors must make their own investment decisions, either alone or with their personal
Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Ma
tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions,
info@mainvest.com.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.